[redacted]

12010389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 68469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodside Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2471 East Bayshore Road, Suite 512
(No. and Street)

Palo Alto (City) CA (State) 94303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rudy Burger 650-391-2075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Rudy Burger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodside Capital Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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JURAT

State of : California

County of: SANTA CLARA

Subscribed and sworn to ~~(or affirmed)~~ before me on

on this 27th day of February, 2012, by
Date Month Year

(1) RUDY BURGER
Name of Signer (s)

(2) N/A
Name of Signer (s)

Proved to me on the basis of satisfactory evidence to be the person (s) who appeared before me.

WITNESS my hand and official seal

CATHY M. WONG
COMM. #1888578
Notary Public - California
Santa Clara County
My Comm. Expires Jun. 4, 2014
NR01

Place Notary Seal Above

Signature of Notary Public

This Certificate is attached to:

Title or type of document: ANNUAL AUDITED REPORT FORM X-17A-5 PART III SEC

Number of pages: 2 +17 (FINANCIALS)

Date of document: NONE

Signer(s) other than named above: NONE

Notary Phone Number: 650-290-3550 or 408-355-3700

Woodside Capital Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Member
Woodside Capital Securities, LLC
Palo Alto, California

I have audited the accompanying statement of financial condition of Woodside Capital Securities, LLC as of December 31, 2011 and related statements of income, changes in member's equity and changes in financial condition for the period October 28, 2010 through December 31, 2011. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Woodside Capital Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Woodside Capital Securities, LLC as of December 31, 2011 and the results of its income, changes in member's equity and changes in financial condition for the period October 28, 2010 through December 31, 2011 in conformity with the United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 14, 2012

Woodside Capital Securities, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash	$ 50,230
Commission receivable	155,484
Prepaid expense	315
Total Assets	$206,029

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 21,131
Commission payable	74,560
Total Liabilities	95,691
Member's Equity	
Member's equity	110,338
Total Liabilities and Member's Equity	$206,029

See accompanying notes to financial statements

Woodside Capital Securities, LLC
Statement of Income
For the Period October 28, 2010 through December 31, 2011

Revenue	
Commission income	$ 645,484
Success fees	2,190,811
Interest and dividends	2
Total Revenues	$2,836,297
Expenses	
Commissions	1,670,000
Licenses and permits	851
Miscellaneous	440
Professional fees	20,108
Regulatory fees	15,075
Total Expenses	1,706,474
Income Before Taxes	1,129,823
State Income Tax	7,700
Net Income	$1,122,123

See accompanying notes to financial statements

Woodside Capital Securities, LLC
Statement of Changes in Member's Equity
For the Period October 28, 2010 through December 31, 2011

	Member's Equity
Balance, October 28, 2010	$ 0
Capital contribution	27,131
Capital distributions	(1,038,916)
Net Income	1,122,123
Balance, December 31, 2011	$ 110,338

See accompanying notes to financial statements

Woodside Capital Securities, LLC
Statement of Changes in Financial Condition
For the Period October 28, 2010 through December 31, 2011

Cash Flows from Operating Activities:	
Net income from operations	$ 1,122,123
Commission receivable	(155,484)
Prepaid expense	(315)
Accounts payable	21,131
Commission payable	74,560
Net cash provided from operating activities	1,062,015
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Capital distribution	(1,038,916)
Capital contribution	27,131
Net cash used in financing activities	(1,011,785)
Net increase in cash	50,230
Cash: Beginning of the year	0
Cash: End of the year	$ 50,230
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for state taxes	$ 900

See accompanying notes to financial statements

Woodside Capital Securities, LLC
Notes to Financial Statements
December 31, 2011

NOTE 1 - ORGANIZATION

Woodside Capital Securities, LLC (the "Company") is a Delaware Limited Liability Company as of August 24, 2009 and approved by FINRA on October 28, 2010 to operate as a broker/dealer. Woodside Capital Securities, LLC is engaged in the business of private placement of securities and mergers and acquisition advisory services. The Company operates pursuant to SEC Rule 15c3-3 (k) (2) (i), (the customer protection rule) clearing all transactions on a fully disclosed basis through its clearing firm. The company will not hold customer funds or safe keep customer securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements include the period October 28, 2010, the effective date of the Company's registration with the Security and Exchange Commission, through December 31, 2011. The Company requested and was exempted from a December 31, 2010 audit provided the December 31, 2011 audit included the short year (October 28, 2010 through December 31, 2011).

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)
For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011 the Company had complied with both requirements. See page 9 for the computation of net capital requirements.

NOTE 4 - INCOME TAXES

The Company is treated as a single member LLC for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. Member is taxed individually on his share of the Company's earnings.

The State of California requires limited liability companies to pay $800 tax plus a fee based on gross revenue over $250,000. The accompanying financial statements include an $800 tax and $6,000 fee on gross revenue.

NOTE 5 – EXPENSE SHARING AGREEMENT

The Company has an agreement with its parent company whereby the parent company provides all management and back office services required. This includes administration of its business including information systems, human resource assistance, bookkeeping, clerical services and all overhead.

NOTE 6 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2011 and through the date of this report.

NOTE 7 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 14, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Woodside Capital Securities, LLC
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
For the Period October 28, 2010 through December 31, 2011

Computation of Net Capital	
Member's Equity	$ 110,338
Non Allowable Assets:	
Commission receivable	(80,924)
Prepaid expenses	(315)
Net Capital	$ 29,099
Computation of Net Capital Requirements	
Minimum net capital required 6-2/3 of total liabilities	$ 6,380
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 6,380
Excess Capital	$ 22,719
Deficient net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 19,530
Computation of Aggregate Indebtedness	
Total liabilities	$ 95,691
Percentage of aggregate indebtedness to net capital	329 %

Reconciliation

The following is a reconciliation at December 31, 2011 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Unaudited net capital computation	$ 29,099
Audited net capital computation	$ 29,099

See accompanying notes to financial statements

Woodside Capital Securities, LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Woodside Capital Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Woodside Capital Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Woodside Capital Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
Woodside Capital Securities, LLC
Palo Alto, CA

In planning and performing my audit of the financial statements of Woodside Capital Securities, LLC (the Company), as of and for the period October 28, 2010 through December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member
Woodside Capital Securities, LLC
Palo Alto, CA

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 14, 2012

Joseph Yafeh, CPA

A Professional Accounting Corporation

11300 W. Olympic Blvd., Suite 875

Los Angeles, CA 90064

310-477-8150 Fax 310-477-8152

PART III

SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Member
Woodside Capital Securities, LLC
Palo Alto, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Woodside Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Woodside Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Woodside Capital Securities, LLC's management is responsible for the Woodside Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated July 20, 2011 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Member
Woodside Capital Securities, LLC
Palo Alto, CA

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 14, 2012